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                                                                       Exhibit 3


                           RT ACQUISITION GROUP, INC.
                                  P.O. Box 148
                              Lake Forest, IL 60045


                                December 17, 2001


PRIVATE AND CONFIDENTIAL

Jonathan S. Howe
Senior Vice President
Houlihan Lokey Howard & Zukin Capital
1930 Century Park West
Los Angeles, California  90087

Dear Mr. Howe:

      We write in response to your letter dated December 12, 2001 inviting a non-binding offer to purchase Raytel Medical Corporation ("Raytel" or the "Company"). RT Acquisition Group, Inc. ("RTA"), acting in concert with Balfour LLC (collectively, the "Offer Group"), is pleased to submit this non-binding proposal to outline the basis upon which the Offer Group would be willing to proceed towards the acquisition of all of the outstanding equity securities of the Company not already held by the Offer Group. The Offer Group currently represents an approximately 22.5% equity ownership interest in the Company and includes Richard Bader, the Chairman of the Board of Directors and Chief Executive Officer of the Company. The Offer Group also has the support of several key members of the Company's management team, including Swapan Sen and Jason Sholder, and we anticipate that a transaction led by the Offer Group would have the strong support of the Company's employees, customers, suppliers and partners. While the Offer Group has been provided with very limited time to conduct its due diligence and limited access to senior management to date, we are submitting a proposal that is not subject to any financing contingency and are prepared to move expeditiously to facilitate a successful transaction.

      PROPOSED TRANSACTION STRUCTURE

      - Purchase Price: Based on the limited information available to the Offer Group as of the date of this letter and the limited time with which we have been provided to validate our valuation of the Company with potential outside investors, the Offer Group would be willing to pay between $7.50 and $9.50 per share in cash for 100% of the fully diluted outstanding shares of the Company not already held by the Offer Group and assume all outstanding indebtedness of the Company as described in the Confidential Information Memorandum dated November 2001. The purchase price will be fully-financed by the Offer Group. A final cash purchase price will be provided after we have been provided with the opportunity to conduct limited additional due diligence and additional management access.
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Jonathan S. Howe
December 17, 2001
Page 2


      - Transaction Structure; Closing Conditions: The transaction would be structured either (i) as a first-step cash tender offer followed by a second-step cash merger or (ii) as a single-step cash merger. As requested by the Special Committee, representations and warranties would not survive closing and there will be no indemnity after closing. The transaction would not be subject to financing. Closing conditions to the transaction would be customary for a transaction of this nature and would include the following:

            - Majority of fully diluted shares tendered (in the case of a tender offer) or voted in favor of the merger (in the case of a single-step merger);

            -     Governmental and regulatory clearance, if required;

            -     Accuracy of representations and warranties; and

            -     Compliance with covenants.

      - Due Diligence: Prior to execution of any definitive agreement, the Company would make available to the Offer Group and its financing sources all information related to the Company's business as the Offer Group may reasonably request. The Offer Group and its financing sources would be entitled to conduct and complete appropriate business, operational, financial, legal and any other appropriate due diligence. Additionally, the Company would make key employees available to the Offer Group and its financing sources while they complete due diligence. The Company and the Offer Group will use their respective good faith efforts to complete due diligence and execute a definitive agreement as contemplated in this letter.

      - Anticipated Timing: The Offer Group is prepared to move forward immediately and expeditiously to conduct due diligence and complete negotiations of a mutually acceptable transaction. We expect due diligence to continue throughout the month of December and early January and we would be prepared to begin negotiating the definitive agreement in parallel on the expectation that a definitive agreement could be signed on or before January 31, 2002, with a closing to occur as soon thereafter as possible, assuming regulatory approvals and the satisfaction of all other typical closing conditions.

      - Exclusivity: We request that the Company negotiate with the Offer Group in good faith on an exclusive basis with respect to the transaction through January 31, 2002. We would further request that the Company advise the Offer Group of its receipt of any unsolicited acquisition or similar proposals or inquiries
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Jonathan S. Howe
December 17, 2001
Page 3


            received during such period and provide to the Offer Group a copy of such proposals or inquiries.

      - Confidentiality: The terms of this proposal, any subsequent negotiations and any related matters will be maintained in confidence and not be disclosed to outside parties (with the exception of your financial and legal advisors, who shall be subject hereto) without our prior written consent except as required by law.

      - No Obligation; Definitive Agreement: The proposal outlined in this letter constitutes a statement of our intentions with respect to a possible transaction. It does not contain all matters upon which agreement must be reached in order for a transaction to be consummated, and therefore does not constitute a binding commitment with respect to a transaction. A binding commitment with respect to a transaction will only result from execution of a definitive agreement and any related agreements, receipts of appropriate consents and approvals and satisfaction of all other closing conditions. It is the expressed understanding of the parties that neither party shall be obligated to proceed with any type of transaction unless and until a definitive agreement is signed by both parties and any action or inaction on the part of either party shall be at the sole risk and responsibility of the party taking or omitting to take any such action. The definitive agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this letter, customary representations, warranties, indemnities, covenants and agreements of the Offer Group and the Company, customary conditions of closing and other customary matters.

      This letter and our proposal will be automatically withdrawn and be of no further force or effect unless the Company designates the Offer Group as the sole party with which it will negotiate an acquisition of the Company and enters into an appropriate exclusivity agreement with the Offer Group for the period described above, on or before 5:00 pm PDT on Wednesday December 19, 2001. If the Company so designates the Offer Group and enters into the exclusivity agreement by such time, our proposal shall remain firm and binding for the period ending January 31, 2002, unless sooner rejected.

      Balfour LLC is acting in concert with RTA for the sole purpose of assisting RTA in evaluating, preparing, negotiating and financing the transaction proposed herein. As of the date hereof, Balfour LLC has not agreed to be bound by the Confidentiality Agreement to which RTA is a party, and accordingly Balfour LLC has not been provided with "Evaluation Material" (as defined in such Confidentiality Agreement) regarding the Company. Upon the acceptance by the Company of this proposal and the entry by the Company into an exclusivity agreement with the Offer Group as provided herein, Balfour LLC would be prepared to negotiate an acceptable form
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Jonathan S. Howe
December 17, 2001
Page 4


of confidentiality agreement with the Company and thereafter to commence due diligence as contemplated above.

      The Offer Group's willingness to proceed with the transaction proposed herein is also conditioned on the Company agreeing to (i) reimburse RTA up to $225,000 for its out-of-pocket expenses incurred in connection with completing due diligence investigation and negotiating a definitive merger agreement with the Company (in addition to amounts reimbursed pursuant to that letter agreement between RTA and the Company dated December 6, 2001 (the "Fee Letter")), and (ii) amend the Fee Letter to provide that the $50,000 to be paid by the Company as a retainer to RTA's financial advisors may, at the direction of RTA, be paid instead to professional advisors retained by Balfour LLC in connection with its due diligence investigation.

      We believe that the Offer Group is well positioned to complete a successful transaction and look forward to working with the Company toward this end. We believe that having the anticipated support of management, employees, customer, suppliers and the partners of the Company is a significant advantage of our offer, and should increase the likelihood of completing a successful transaction. Please address any questions regarding our proposal to Rory Riggs, Balfour LLC, 595 Madison Avenue, New York, New York, 10022, (phone: (212) 713-5065; fax: (212) 713-5046). We look forward to hearing from you soon.

                                       Sincerely,


                                       By: /s/ Albert J. Henry
                                           -----------------------------------
                                           Albert J. Henry
                                           RT Acquisition Group, Inc.


                                       By: /s/ Richard F. Bader
                                           -----------------------------------
                                           Richard F. Bader
                                           RT Acquisition Group, Inc.


                                       By: /s/ Rory Riggs
                                           -----------------------------------
                                           Rory Riggs
                                           Balfour LLC